

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121


05006863

21st March 2005


SEC MAIL PROCESSING
RECEIVED
MAR 28 2005
WASH. D.C. 213 SECTION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

Dear Sirs

Premier Oil plc (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press releases dated 15th and 22nd February 2005:

"Mauritania Drilling Update – Tiof-6 Appraisal Well"

I apologise for the delay in forward these to you.

Yours faithfully

Stephen Huddle
Company Secretary

Enc.



Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL PLC
("Premier")

Mauritania Drilling Update

Further to the releases on 11 January 2005 and 13 January 2005, Premier provides the following update on the Tiof-6 appraisal well:

Following suspension of the well on 17 January, the 'West Navigator' drillship returned to the well on 28 January and since then has installed completion equipment and commenced production testing operations. At midnight on 14 February 2005, an extended flow period was underway.

The well has flowed at a maximum rate of approximately 12,400 barrels of oil per day (bopd) plus 11 million standard cubic feet of gas per day constrained by a 104/64 inch choke. Currently the well is flowing at a stable rate of approximately 9,150 bopd in the main flow period constrained by a 72/64 inch choke.

The Tiof-6 well is the 4th appraisal well following the two discovery wells completed in late 2003.

The Chinguetti field, 25km to the south of the Tiof field, was given development approval in May 2004 and is on schedule for first production in early 2006 at approximately 75,000 bopd, 6,000 bopd to Premier. Development drilling is currently underway. The Tevét-1 discovery well drilled in October 2004 is located within tie-back distance to the Chinguetti field.

The West Navigator and Stena Tay drilling rigs will remain on location offshore Mauritania throughout the greater part of 2005, and will be drilling exploration and appraisal wells in addition to Chinguetti development wells.

15 February 2005

ENQUIRIES:

Premier Oil plc — **Tel: 020 7730 1111**
Robin Allan
Mark Akers

College Hill — **Tel: 020 7457 2020**
Ben Brewerton
Nick Elwes

Background For Editors:

Premier Oil plc is a leading independent oil and gas company with producing interests in the UK, Indonesia and Pakistan. Exploration and appraisal is ongoing in the UK, South and South East Asia and Africa.

Premier's strategy is to add significant value per share through exploration and appraisal success, astute commercial deals and asset management. The company's operating business and strong finances put the company in the position to operate successfully in all reasonable external environments.

Eleven exploration and appraisal wells were completed in 2004, six of which have successfully found hydrocarbons in Mauritania (Tevet and Tiof wells), Indonesia (Gajah Baru field) and Guinea Bissau (Sinapa).

A drilling programme of up to 18 wells is in place for 2005. Exploration of Premier's Egyptian acreage began in December 2004 with the Al Amir-1 well. In India, the Lakkhi-1 well is planned to commence in late February or early March 2005. Further wells are planned to be drilled later in 2005 in Mauritania, Indonesia, Guinea Bissau, Gabon and Vietnam.

The current partners and interests in PSC A and PSC B in Mauritania are:

Company	PSC A	PSC B	Chinguetti Exploitation Perimeter[1]
	%	%	%
Woodside	53.846	53.846	47.384
BG Group	13.084	11.630	10.234
Hardman Resources	24.300	21.600	19.008
Fusion Mauritania A[3]	4.615	-	-
Premier	-	9.231	8.123
ROC Oil	4.155	3.693	3.250
Groupe Projet Chinguetti[2]	-	-	12.000

[1] The Chinguetti Exploitation Perimeter was granted in May 2004 under the terms of the Production Sharing Contract for Area B (PSC B) and contains the Chinguetti oil development. The Government of Mauritania exercised its right to participate in this area effective from 9 November 2004 and retains the right to participate in new developments outside this area.

[2] Group Projet Chinguetti is an entity set up to represent the interests of the Mauritanian Government in the Chinguetti oil development.

[3] Premier will take up 100% ownership of Fusion Mauritania A (currently owned by Sterling Energy and Premier) on completion of the transaction announced on 28 May 2003.



Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL PLC
("Premier")

Mauritania Drilling Update

Further to the release on 15 February 2005, Premier provides the following update on the Tiof-6 appraisal well:

The *'West Navigator'* drill ship successfully completed production testing of the Tiof-6 appraisal well. As previously reported, the well produced oil during the main flow period of the test at a stable rate of approximately 9,150 barrels per day, constrained by a 72/64 inch choke.

At midnight on 21 February 2005, the 'West Navigator' was suspending the well as a potential future oil production well prior to resuming operations on Chinguetti Development wells.

The Tiof-6 well is the 4th appraisal well following the two discovery wells completed in late 2003.

The Chinguetti field, 25km to the south of the Tiof field, was given development approval in May 2004 and is on schedule for first production in early 2006 at approximately 75,000 bopd, 6,000 bopd to Premier. Development drilling is currently underway. The Tevét-1 discovery well drilled in October 2004 is located within tie-back distance to the Chinguetti field.

The West Navigator and Stena Tay drilling rigs will remain on location offshore Mauritania throughout the greater part of 2005, and will be drilling exploration and appraisal wells in addition to Chinguetti development wells.

22 February 2005

ENQUIRIES:

Premier Oil plc — **Tel: 020 7730 1111**
Robin Allan
Mark Akers

College Hill — **Tel: 020 7457 2020**
Ben Brewerton
Nick Elwes

Registered number: SC234781 Registered office: 4th Floor, Saltire Court, 20 Castle Terrace, Edinburgh EH1 2EN, United Kingdom

Background For Editors:

Premier Oil plc is a leading independent oil and gas company with producing interests in the UK, Indonesia and Pakistan. Exploration and appraisal is ongoing in the UK, South and South East Asia and Africa.

Premier's strategy is to add significant value per share through exploration and appraisal success, astute commercial deals and asset management. The company's operating business and strong finances put the company in the position to operate successfully in all reasonable external environments.

Eleven exploration and appraisal wells were completed in 2004, six of which have successfully found hydrocarbons in Mauritania (Tevet and Tiof wells), Indonesia (Gajah Baru field) and Guinea Bissau (Sinapa).

A drilling programme of up to 18 wells is in place for 2005. Exploration of Premier's Egyptian acreage began in December 2004 with the Al Amir-1 well. In India, the Lakkhi-1 well is planned to commence in late February or early March 2005. Further wells are planned to be drilled later in 2005 in Mauritania, Indonesia, Guinea Bissau, Gabon and Vietnam.

The current partners and interests in PSC A and PSC B in Mauritania are:

Company	PSC A	PSC B	Chinguetti Exploitation Perimeter[1]
	%	%	%
Woodside	53.846	53.846	47.384
BG Group	13.084	11.630	10.234
Hardman Resources	24.300	21.600	19.008
Fusion Mauritania A[3]	4.615	-	-
Premier	-	9.231	8.123
ROC Oil	4.155	3.693	3.250
Groupe Projet Chinguetti[2]	-	-	12.000

[1] The Chinguetti Exploitation Perimeter was granted in May 2004 under the terms of the Production Sharing Contract for Area B (PSC B) and contains the Chinguetti oil development. The Government of Mauritania exercised its right to participate in this area effective from 9 November 2004 and retains the right to participate in new developments outside this area.

[2] Group Projet Chinguetti is an entity set up to represent the interests of the Mauritanian Government in the Chinguetti oil development.

[3] Premier will take up 100% ownership of Fusion Mauritania A (currently owned by Sterling Energy and Premier) on completion of the transaction announced on 28 May 2003.